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                                                                    EXHIBIT 16.1


Securities and Exchange Commission
Washington, D.C.  20549

September 2, 1999



Ladies and Gentlemen:

We were previously principal accountants for Special Devices, Inc. (the Company) and under the date of December 9, 1998, we reported on the consolidated financial statements of Special Devices, Inc. and subsidiaries as of and for the years ended October 31, 1998 and 1997. On August 30, 1999 our appointment as principal accountants was terminated. We have read Special Devices, Inc.'s statements included under Item 4 of its Form 8-K dated August 27, 1999 and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that the change was recommended by the Company's Audit Committee and approved by the Company's Board of Directors or PricewaterhouseCoopers LLP was appointed as auditors for the Company as of August 27, 1999.

Very truly yours,


/s/ KPMG LLP